

April 24, 2025

Nga Fan Wong
Chief Executive Officer
VS MEDIA Holdings Ltd
6/F, KOHO
75 Hung To Road
Kwun Tong, Hong Kong

> **Re: VS MEDIA Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed April 21, 2025**
> **File No. 333-286658**

Dear Nga Fan Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ted Paraskevas